

Tap into fun fresh products that heal and
hydrate while regenerating and revitalizing
ecosystems and communities one
coconut at a time.

COCO TAPS DREAM TEAM





Coco Vinny

Founder of CocoTaps, eco-inventor and responsible entrepreneur that has founded and funded numerous business ventures over the past 23 years.



Coco Joe

Talented operator and ambitious co-founder first team member of CocoTaps. Has been seasoned in logistics and served many roles at previous ventures.



Coco Rob

25 years experience in the Beverage industry in numerous roles at Pepsi and has a pure passion for changing the way people enjoy coconut water.



Josh Prigge

Sustainable Advisor to CocoTaps Josh is leading sustainable change in large organizations for nearly a decade.

PRODUCTS







The Fresh Tapped Coconut invention allows customers to drink from natures packaging and take it on the go keeping the coconut fresh for over 4 weeks! CocoTaps are eliminating plastic bottles that pollute our oceans and landfills.

PROBLEM



- Drinking directly from the Coconut is not practical.

- Man-made packaging is 'destroying' the ocean and ecosystem.

- There is a disconnection and lack of transparency with what people are consuming and the supply chain origin and treatment of growers and producers. (Over 60 % of all farmers in the world are living below the poverty line)

ADVANTAGES



- Freshest coconut water served in nature's packaging.

- Great team with an embedded culture of fun, care, responsibility, and innovation.

- We have patented IP that delivers a high quality product that positively impacts the community.

- CocoLove Community support that creates awareness through fun and positivity.

SOLUTION



- The CocoTaps Tool Kit allows you to quickly and safely tap into the coconut making it resealable.

- With our tapping system it eliminates harmful waste and delivers optimal fresh taste.

- Cocotaps has created a culture of CocoLove and trust amongst the team, its product, its suppliers and customers.

TRACTION



Year 1

$234,000 in revenue in the first year in the market.

Year 2

$301,000 CocoTaps created the Ultimate Vacation beverage niche in over 20 Resorts and creates partnership with Fifth ave Restaurants.

Year 3

Goal of $500,000 CocoTaps signs CoreMark as distributor and applies for B corp and Zero Waste certification.



SCALABILITY



Coco Taps will become the **first Responsible Zero Waste certified company** in the state of Nevada. We plan to develop and produce in numerous tapping facilities across the United states. Currently working with CoreMark, we will be delivering to all of their 22 distribution centers and will be creating a very successful fresh coconut beverage distribution.

Once we are at scale we will be helping many coconut farmers and working with local NGO's to help make a significant impact.

SOCIAL IMPACT



CocoTaps has a **Culture of CocoLove** and is passionate to make the world a better place one coconut at a time. Passionate about ocean conservancy, CocoTaps is committed to partnering with many ocean clean up communities like Surfrider and 4Ocean.

In addition we are creating the **Regenerative Coconut Coalition** and helping local coconut farmers improve their social economic status by helping them get certified as Regenerative Organic farms and improving their diversity of their crops and revenue streams.

MARKET



Currently growing at over 26 percent year over year, it's estimated that the coconut water market will be well over $8 Billion by 2020. CocoTaps will continue to gain market share and continue creating its own blue ocean niche market for high end resort destinations and win as owner of the "Ultimate Vacation Beverage Market".

REVENUE MODEL



CocoTaps currently sells branded tapped coconuts to restaurants and resorts and retail outlets wholesale.

With solid built in margins of 30-50% CocoTaps has a cutting edge tapping manufacturing system and partners with the top distributors for resort retail fulfillment.

Consumer
Resort Destination
Distribution

COMPETITION



Old school competition is packaged and processed. **CocoTaps is Tapped fresh in nature's packaging.** Cutting the Carbon footprint on Coconut Water and delivering the freshest possible product. *Great Taste and Less Waste*.





MILESTONES



January 2014
CocoVinny came up with the CocoTaps Tool Kit idea

June 2015
Prototype was created and released for manufacturing

October 2015
Hard Rock in Las Vegas Served the first Malibu Tapped Coconut

| Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sept | Oct | Nov | Dec |

March 2016
Sales and customers began in Las Vegas

Nov 2017
Shark Tank episode 12 season 9 went on air for CocoTaps